IHS Inc.

15 Inverness Way East

Englewood, CO 80112

May 9, 2007

Mark Kronforst

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IHS Inc.
Form 10-K for Fiscal Year Ended November 30, 2006
Filed January 24, 2007
File No.: 001-32511

Dear Mr. Kronforst:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 30, 2007 (the “Comment Letter”) regarding the IHS Inc. filings referenced above.

Set forth below is the Staff’s comment from the Comment Letter and our response to the comment.

Form 10-K for the Year Ended November 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 44

1.                                      We have read your response to prior comment number 1 and continue to believe that additional quantitative and qualitative information should have been provided due to the magnitude of the change in your operating cash flows.  For example, we do not believe that your disclosure indicating that collections were favorable provides readers with information sufficient to fully evaluate that factor.  You have not quantified the impact, disclosed any key indicators related to collections, explained why the collections were favorable, or discussed the indicative value of the improved collections.  Please confirm to us that you will provide improved disclosure under similar circumstances in the future.

With respect to the foregoing comment, and your prior comment number 1, we confirm that we will provide improved disclosure under similar circumstances in the future.

If you have any questions regarding our response, please feel free to contact Sean Radcliffe, Assistant General Counsel, at (303) 397-2575 or me at (212) 850-8543.

Sincerely,

/s/ Stephen Green

Stephen Green
General Counsel